UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CALATLANTIC GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

128195C104

(CUSIP Number)

John P. Babel

Executive Vice President, General Counsel and Secretary

CalAtlantic Group, Inc. (as successor by merger to The Ryland Group, Inc.)(1)

15360 Barranca Parkway

Irvine, California 92618

(949) 789-1600

with a copy to:

Jonathan K. Layne, Esq.

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Suite 4000

Los Angeles, California 90067

(310) 552-8500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Pursuant to the Agreement and Plan of Merger, dated as of June 14, 2015, between the Issuer and the Reporting Person, Ryland merged with and into the Issuer, with the Issuer continuing as the surviving corporation under the name CalAtlantic Group, Inc. Therefore, the name and address of the Reporting Person has changed to CalAtlantic Group, Inc., the successor by merger.

CUSIP No. 85375C101

1	NAMES OF REPORTING PERSON The Ryland Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See instructions) CO

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D (“Schedule 13D”) amends and supplements the Schedule 13D (the “Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2015 by and on behalf of The Ryland Group, Inc., a Maryland corporation (“Ryland” or the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Standard Pacific Corp., a Delaware corporation (“Standard Pacific” or the “Issuer”).

The Original Schedule 13D was filed by Ryland to report beneficial ownership of approximately 59% of outstanding Common Stock solely because Ryland may have been deemed to have beneficial ownership of such shares as a result of its entry into the Voting Agreement with MP CA Homes LLC, a Delaware limited liability company, dated June 14, 2015.

This Amendment No. 1 is being filed by the Reporting Person as a result of the effectiveness of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of June 14, 2015 (the “Merger Agreement”), between the Issuer and the Reporting Person, pursuant to which Ryland merged with and into the Issuer, with the Issuer continuing as the surviving corporation. At the same time, the Issuer effected a reverse stock split such that each five shares of Common Stock issued and outstanding immediately prior to the closing of the Merger were combined and converted into one issued and outstanding share of Common Stock. As a result of the effectiveness of the Merger, the Voting Agreement terminated in accordance with its terms.

Pursuant to Rule 13d-4, neither the filing of this Amendment No. 1, the Original Schedule 13D nor any of their respective contents shall be deemed to constitute an admission by the Reporting Person that it is or was the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the SEC on June 24, 2015 by and on behalf of Ryland with respect to shares of Common Stock. The address and principal office of Standard Pacific is 15360 Barranca Parkway, Irvine, California 92618.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following paragraph:

The Merger was consummated on October 1, 2015. In connection therewith, the Voting Agreement terminated in accordance with its terms.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

As a result of the termination of the Voting Agreement, the Reporting Person will no longer be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own any Shares.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Annex A to the Original Schedule 13D beneficially owns any Shares.

(c)

Except as described herein, neither the Reporting Person, nor to the knowledge of the Reporting Person, any other person referred to in Annex A attached to the Original Schedule 13D, has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information regarding the Merger Agreement and the Voting Agreement set forth in Item 4 above is incorporated herein by reference in its entirety.

The Merger Agreement and the Voting Agreement are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of June 14, 2015, by and between Standard Pacific Corp. and The Ryland Group, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Ryland Group, Inc. with the Securities and Exchange Commission on June 15, 2015).*

2.	Voting Agreement, dated as of June 14, 2015, by and between The Ryland Group, Inc. and MP CA Homes LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Ryland Group, Inc. with the Securities and Exchange Commission on June 15, 2015).

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2015

CALATLANTIC GROUP, INC. (as successor by merger to The Ryland Group, Inc.)

By:	/s/ John P. Babel
Name: John P. Babel
Title: Executive Vice President, General Counsel and Secretary